SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2010

BLUE SQUARE-ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A_

Blue Square announces that Blue Square's subsidiary, Blue Square Real Estate Ltd. ("BSRE"), announced today  the approval by the Audit Committee and Board of Directors of BSRE of (i) an agreement to purchase of an approximately 240-dunam parcel of property in point wells, near Seattle, Washington, which serves primarily as a plant for storage and distribution of fuel and oils, and (ii) an agreement to develop the property.

The owner of the property, Paramount of Washington LLC (“POW” or “the Seller”) and Paramount Petroleum Corporation (“PPC”), which leases the Land from POW and which operates and maintains it are companies under the control of Alon USA Energy Inc. (“Alon USA”), (a public company whose shares are traded on the New York Stock Exchange) which is controlled by Alon Israel Oil Co. Ltd. (hereinafter: “Alon”), which is the controlling shareholder in Blue Square.  BSRE, through a special purpose corporation that will be established in the USA (hereinafter: “PW Partnership”) will acquire the rights in the Land and will enter into sale and development agreements with POW and PPC as described below.
As BSRE announced, the present zoning of the property is for heavy industrial and the Seller has begun furthering a plan for a change of zoning of the Land to an urban center zoning.  To the best of the BSRE’s knowledge, as at the date of this report, the abovementioned change has been approved in principle, subject to completion of local statutory proceedings, the hearing of objections and additional approval proceedings, including the preparation and approval of a detailed plan which will, inter alia, make it possible to erect residential buildings and commercial space on the Land.

The PW Partnership will pay POW a sum of $19,500,000 (hereinafter: “the Price for Purchase of the Land”) at the time of closing of the transaction in consideration for the rights in and to the Land (apart from the buildings and the existing equipment / property on the Land (including fuel storage tanks, technical systems, pipes and various installations) which will remain in ownership by POW), and in addition the PW Partnership will bear the expenses relating to the transaction  The PW Partnership will bear the transfer tax which applies in consequence of the purchase of the Property Sold, which tax is estimated at approximately $350,000 and ancillary costs for completion of the transfer of the rights into its name.

Upon the closing of the transaction, the PW Partnership will grant POW and PPC a right of use of the property, without consideration, for a period commencing at the time of closing of the transaction and terminating: (1) at the end of 10 years from the date of closing of the transaction or (2) at the time of sale of the property sold, after the enhancement thereof, to a third party in accordance with the development agreement, whichever is the earlier (hereinafter: “the License Period”).

In addition to the Sale Agreement, a development agreement will be signed between the parties (hereinafter: “the Development Agreement”).  According to the Development Agreement, the PW Partnership will take action to initiate a detailed plan in the scope of which progress will be made for approving the construction of at least 2000 residential units on the Land.  All the expenses connected with approval of the change of zoning, including the initiation and preparation of a detailed plan will be borne by the PW Partnership (hereinafter: “the Planning Costs”).  BSRE assesses that the Planning Expenses will amount to approximately 4-5 million US dollars.  If the detailed plan is not approved and/or if it does not contain at least 2000 residential units, the PW Partnership will bear no responsibility to POW and/or PPC.  In consideration for PPC’s right to participate in the development of the Land and in the proceeds that will be received from the sale of the Land to a third party after the enhancement thereof, PPC will pay the PW Partnership quarterly participation fees in a sum of $438,750 (hereinafter: “the Participation Fees”) The Participation Fees will be paid commencing from July 1, 2010 and throughout the entire License Period.

The Development Agreement further stipulates provisions regarding a division of the consideration that will be received from the sale of the Land to a third party after the change of zoning and enhancement of the Land.

Entering into the agreements is subject, inter alia, to approval by a general meeting of the shareholders of BSRE as and approvals of the authorized organs of Alon USA and of PPC and POW.

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Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 206 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2010	BLUE SQUARE-ISRAEL LTD.

By:
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

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